Exhibit (a)(1)(G)

Email from Glenn Splieth dated July 31, 2003

We are pleased to introduce the RadiSys Stock Option Exchange Program (the "Exchange Program"). This Exchange Program was approved by our Board of Directors and Shareholders earlier this year and implementation begins July 31, 2003.

This e-mail is to provide you with an overview of this program and communicate more information to help you understand your choices.

Please note, the offering period ends at 9:00 p.m. Pacific Time (U.S.) on Wednesday, August 27, 2003 so you must make your decision no later than that date. Due to legal requirements, you will not be allowed to make elections or make any changes to your previous elections this time.

Please read the following information carefully to help you with your decision.

Background Stock options are an important component of RadiSys' Total Compensation strategy The stock options are intended to encourage employees to act as owners and to share in the economic value that employees help create.

Due to market conditions, many of the outstanding stock options held by RadiSys employees are "underwater," meaning that the exercise prices of the stock options are greater than the current market price of our common stock. As a result, employees would not realize any value if they exercised their options.

To help restore value to your stock options, RadiSys' Board of Directors and Shareholders have approved the Exchange Program. This voluntary program lets you exchange your eligible stock options for a lesser number of new options. Here are a few key aspects of the Exchange Program:

o The exchange ratio (between the number of options you will surrender and the number of new options you will receive) depends on the exercise price of your current option grant(s).

o U.S. accounting regulations require that we wait at least six months and one day from the cancellation date before we grant the new options to avoid a potentially significant expense on our financial statements. We will grant the new options following the expiration of that period, which we expect to be no earlier than March 1, 2004.

o The exercise price of the new option grant will be the closing price of shares of our common stock as reported by the Nasdaq National Market on the new option grant date.

o The offering period is from Thursday, July 31, 2003 at 8:00 a.m. Pacific Time (U.S.) through Wednesday, August 27, 2003, at 9:00 p.m. Pacific Time. This timeframe complies with Securities and Exchange Commission regulations requiring that we give you at least 20 business days to decide whether or not to participate.

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o     On the first business day after the offering period expires (Thursday,
      August 28, 2003), we will cancel your surrendered options.

Eligibility

To be eligible, you must:

o Have eligible options (i.e., options with an exercise price of $20.00 or more), and

o Be a current employee of RadiSys residing in Germany, Japan, the United Kingdom, or the United States, and

o Remain employed by RadiSys continuously through the new option grant date. If your employment ends for any reason before the new option grant date (whether voluntarily or involuntarily), you will not receive any new options.

The RadiSys Board of Directors, Vice-Presidents and Executive Officers, as well as RadiSys employees who reside in Israel or The Netherlands are not eligible to participate in the Exchange Program.

The Exchange Program Web Site

RadiSys has engaged Mellon Investor Services ("Mellon") to handle the administration of the Exchange Program. Mellon's Web site contains important information about the Exchange Program, including:

o The Offer to Exchange, which contains the terms and conditions of the Exchange Program,

o     A Stock Option Exchange Program Overview,

o     Frequently Asked Questions ("FAQs"),

o     A Significant Events Calendar, and

o     Guide to International Issues.

Our U.S. and U.K. employees will also use the Mellon Web site to elect to participate in the Exchange Program. Complete instructions on how to elect to participate are included in the Stock Option Exchange Program Overview. You will be able to view all of your option grant information on the Web site. All of your outstanding option grants will be listed on the site, regardless of whether they are eligible for exchange under the Exchange Program. It is possible that none of your option grants will be eligible for the Exchange Program, but we are providing you with this information so you can keep track of your outstanding options.

Immediately following your receipt of this e-mail, you will receive an e-mail (at your RadiSys e-mail address) from Mellon that includes your personal identification number ("PIN"), which will let you access this Web site. (Employees who are on an authorized leave of absence will receive their PINs by first-class mail.) If you do not receive your PIN by the end of today (or by August 8, 2003 for employees on leave of absence), please call Mellon at one of the phone numbers below.

Employees in Japan will receive hard copies of all the Exchange Program materials, including a personalized Election Agreement, by first-class mail. They will not receive PINs.

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Employees in Germany will have access to the Web site. However, due to local legal requirements, a paper Election Agreement must be submitted to Mellon in order to validly exchange eligible options under this program. A personalized Election Agreement will be mailed via first-class mail to employees at their home address.

RadiSys has made arrangements to provide Internet access to those employees in Hillsboro who do not have Internet access at their regular workstation. Work stations that include a computer, printer, and telephone are available in building DC-2, second floor, next to the exit door sign near the Human Resource Department. Please see your supervisor in order to schedule use of one of these workstations.

Additional Resources

Beginning next week, Human Resources will be holding employee meetings in Hillsboro, Des Moines, and Boca Raton to discuss and answer questions about the Exchange Program. This meeting schedule is included in the Significant Events Calendar posted on the Mellon Web site. Employees in all locations also have access to help with questions by telephone. See information below.

In addition, we have revised the Plan Summary and Prospectus for the 2001 Nonqualified Stock Option Plan and the 1995 Stock Incentive Plan. You can find this on the HR Toolkit of the RadiSphere intranet at http://radisphere.radisys.com. Select Communities > HR > HR Toolkit > Compensation > Stock Option Plan.

For More Information

For additional information or assistance, you can contact Mellon. Mellon customer service representatives are available Monday through Friday from 5:00 a.m. to 4:00 p.m., Pacific Time (U.S.) at:

o     1-888-256-2709 (Calling from within the U.S.)

o     +201-329-8905 (Calling from outside the U.S.)

If you require a translator, a customer service representative will connect you with one and answer any questions you have over the phone.

Thank you for your consideration of this program and for your ongoing contributions to RadiSys' future success. All of your work and efforts on behalf of the Company are sincerely appreciated. We hope you will find the Exchange Program useful.

Best Regards,

Glenn

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announcemt email Final               Page 3                  RadiSys Corporation
Draft prepared by Buck Consultants                                  July 2, 2003